FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 2015

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

No ☐	Yes ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         ________

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated August 3, 2015 – Treasury Stock
2.	Press release dated August 3, 2015 – Replacement Notice of Transaction in Own Shares
3.	Press release dated August 4, 2015 – Transaction in Own Shares
4.	Press release dated August 5, 2015 – Transaction in Own Shares
5.	Press release dated August 6, 2015 – Transaction in Own Shares
6.	Press release dated August 7, 2015 – Treasury Stock
7.	Press release dated August 7, 2015 – Transaction in Own Shares
8.	Press release dated August 10, 2015 – Transaction in Own Shares
9.	Press release dated August 11, 2015 – Transaction in Own Shares
10.	Press release dated August 12, 2015 – Transaction in Own Shares
11.	Press release dated August 13, 2015 – Treasury Stock
12.	Press release dated August 13, 2015 – Transaction in Own Shares
13.	Press release dated August 14, 2015 – Transaction in Own Shares
14.	Press release dated August 17, 2015 – Transaction in Own Shares
15.	Press release dated August 18, 2015 – Transaction in Own Shares
16.	Press release dated August 21, 2015 – Treasury Stock
17.	Press release dated August 21, 2015 – Transaction in Own Shares
18.	Press release dated August 24, 2015 – Transaction in Own Shares
19.	Press release dated August 25, 2015 – Transaction in Own Shares
20.	Press release dated August 26, 2015 –Transaction in Own Shares
21.	Press release dated August 27, 2015 – Transaction in Own Shares
22.	Press release dated August 28, 2015 – Transaction in Own Shares
23.	Press release dated September 1, 2015 – Total Voting Rights
24.	Press release dated September 1, 2015 – Transaction in Own Shares

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2015

ARM HOLDINGS PLC.

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer

Item 1

Treasury Stock

RNS Number : 9488U

ARM Holdings PLC

03 August 2015

ARM Holdings PLC

3 August 2015

Transfer of Treasury Shares

ARM Holdings plc ("the Company") announces that on 3 August 2015 332,959 ordinary shares have been transferred from treasury stock for the purposes of employees' share scheme allotments.

52,499 ordinary shares @ 194.8 pence per share

280,460 ordinary shares @ 396.16 pence per share

Following the above transfers of treasury stock, the Company held 4,540,775 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) was 1,407,635,067.

End

Item 2

Replacement Notice of Transaction in Own Shares

RNS Number : 9534U

ARM Holdings PLC

03 August 2015

The announcement released on Tuesday 3rd August 2015 at 17:45 under RNS No 9515U at 17:45 should have been issued under the Company name of ARM Holdings and not under the Company name of Telecity

The announcement text is unchanged and is reproduced in full below.

ARM Holdings plc (the 'Company')

3 August 2015

Transaction in Own Shares

The Company announces that on 3 August 2015 it purchased 100,000 of its ordinary shares through UBS Limited at a volume weighted average price of 996.3141 pence per share. The highest price paid per share was 1004.0 pence and the lowest price paid per share was 992.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 4,640,775 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,407,535,067.

ENDS

Item 3

Transaction in Own Shares

RNS Number : 1009V

ARM Holdings PLC

04 August 2015

ARM Holdings plc (the 'Company')

4 August 2015

Transaction in Own Shares

The Company announces that on 4 August 2015 it purchased 150,000 of its ordinary shares through UBS Limited at a volume weighted average price of 969.0229 pence per share. The highest price paid per share was 985.25 pence and the lowest price paid per share was 948.50 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 4,790,775 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,407,385,067.

ENDS

Item 4

Transaction in Own Shares

RNS Number : 2403V

ARM Holdings PLC

05 August 2015

ARM Holdings plc (the 'Company')

5 August 2015

Transaction in Own Shares

The Company announces that on 5 August 2015 it purchased 150,000 of its ordinary shares through UBS Limited at a volume weighted average price of 953.3936 pence per share. The highest price paid per share was 959.0 pence and the lowest price paid per share was 940.25 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 4,940,775 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,407,235,067.

ENDS

Item 5

Transaction in Own Shares

RNS Number : 3780V

ARM Holdings PLC

06 August 2015

ARM Holdings plc (the 'Company')

6 August 2015

Transaction in Own Shares

The Company announces that on 6 August 2015 it purchased 150,000 of its ordinary shares through UBS Limited at a volume weighted average price of 954.1799 pence per share. The highest price paid per share was 964.5 pence and the lowest price paid per share was 947.5 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 5,090,775 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,407,085,067.

ENDS

Item 6

Treasury Stock

RNS Number : 4967V

ARM Holdings PLC

07 August 2015

ARM Holdings PLC

7 August 2015

Transfer of Treasury Shares

ARM Holdings plc ("the Company") announces that on 7 August 2015 34,344 ordinary shares have been transferred from treasury stock for the purposes of employees' share scheme allotments.

34,344 ordinary shares @ 396.16 pence per share

Following the above transfers of treasury stock, the Company held 5,056,431 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) was 1,407,119,411.

End

Item 7

Transaction in Own Shares

RNS Number : 5083V

ARM Holdings PLC

07 August 2015

ARM Holdings plc (the 'Company')

7 August 2015

Transaction in Own Shares

The Company announces that on 7 August 2015 it purchased 150,000 of its ordinary shares through UBS Limited at a volume weighted average price of 952.9259 pence per share. The highest price paid per share was 959.75 pence and the lowest price paid per share was 947.5 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 5,206,431 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,406,969,411.

ENDS

Item 8

Transaction in Own Shares

RNS Number : 6376V

ARM Holdings PLC

10 August 2015

ARM Holdings plc (the 'Company')

10 August 2015

Transaction in Own Shares

The Company announces that on 10 August 2015 it purchased 150,000 of its ordinary shares through UBS Limited at a volume weighted average price of 948.0095 pence per share. The highest price paid per share was 959.50 pence and the lowest price paid per share was 939.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 5,356,431 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,406,819,411.

ENDS

Item 9

Transaction in Own Shares

RNS Number : 7682V

ARM Holdings PLC

11 August 2015

ARM Holdings plc (the 'Company')

11 August 2015

Transaction in Own Shares

The Company announces that on 11 August 2015 it purchased 150,000 of its ordinary shares through UBS Limited at a volume weighted average price of 960.2017 pence per share. The highest price paid per share was 967.0 pence and the lowest price paid per share was 952.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company 5,506,431 holds ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,406,669,411.

ENDS

Item 10

Transaction in Own Shares

RNS Number : 8976V

ARM Holdings PLC

12 August 2015

ARM Holdings plc (the 'Company')

12 August 2015

Transaction in Own Shares

The Company announces that on 12 August 2015 it purchased 200,000 of its ordinary shares through UBS Limited at a volume weighted average price of 923.9837 pence per share. The highest price paid per share was 949.50 pence and the lowest price paid per share was 913.50 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 5,706,431 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,406,469,411.

ENDS

Item 11

Treasury Stock

RNS Number : 9522V

ARM Holdings PLC

13 August 2015

ARM Holdings PLC

13 August 2015

Transfer of Treasury Shares

ARM Holdings plc ("the Company") announces that on 12 August 2015 553,356 ordinary shares have been transferred from treasury stock for the purposes of employees' share scheme allotments.

Following the above transfers of treasury stock, the Company held 5,153,075 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) was 1,407,022,767.

End

Item 12

Transaction in Own Shares

RNS Number : 0367W

ARM Holdings PLC

13 August 2015

ARM Holdings plc (the 'Company')

13 August 2015

Transaction in Own Shares

The Company announces that on 13 August 2015 it purchased 250,000 of its ordinary shares through UBS Limited at a volume weighted average price of 930.8255 pence per share. The highest price paid per share was 946.5 pence and the lowest price paid per share was 917.5 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 5,403,075 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,406,772,767.

ENDS

Item 13

Transaction in Own Shares

RNS Number : 1579W

ARM Holdings PLC

14 August 2015

ARM Holdings plc (the 'Company')

14 August 2015

Transaction in Own Shares

The Company announces that on 14 August 2015 it purchased 250,000 of its ordinary shares through UBS Limited at a volume weighted average price of 920.6339 pence per share. The highest price paid per share was 944.0 pence and the lowest price paid per share was 904.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 5,653,075 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,406,522,767.

ENDS

Item 14

Transaction in Own Shares

RNS Number : 2874W

ARM Holdings PLC

17 August 2015

ARM Holdings plc (the 'Company')

17 August 2015

Transaction in Own Shares

The Company announces that on 17 August 2015 it purchased 250,000 of its ordinary shares through UBS Limited at a volume weighted average price of 913.6546 pence per share. The highest price paid per share was 921.0 pence and the lowest price paid per share was 903.50 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 5,903,075 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,406,272,767.

ENDS

Item 15

Transaction in Own Shares

RNS Number : 4172W

ARM Holdings PLC

18 August 2015

ARM Holdings plc (the 'Company')

18 August 2015

Transaction in Own Shares

The Company announces that on 18 August 2015 it purchased 250,000 of its ordinary shares through UBS Limited at a volume weighted average price of 918.0077 pence per share. The highest price paid per share was 926.50 pence and the lowest price paid per share was 909.75 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 6,153,075 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,406,022,767.

ENDS

Item 16

Treasury Stock

RNS Number : 6848W

ARM Holdings PLC

21 August 2015

ARM Holdings PLC

21 August 2015

Transfer of Treasury Shares

ARM Holdings plc ("the Company") announces that on 20 August 2015 51,700 ordinary shares have been transferred from treasury stock for the purposes of employees' share scheme allotments.

46,500 ordinary shares @ 396.16 pence per share

4,758 ordinary shares @ 194.8 pence per share

442 ordinary shares @ 734.4 pence per share

Following the above transfers of treasury stock, the Company held 6,101,375 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) was 1,406,074,467.

End

Item 17

Transaction in Own Shares

RNS Number : 8077W

ARM Holdings PLC

21 August 2015

ARM Holdings plc (the 'Company')

21 August 2015

Transaction in Own Shares

The Company announces that on 21 August 2015 it purchased 250,000 of its ordinary shares through UBS Limited at a volume weighted average price of 874.2125 pence per share. The highest price paid per share was 884.0 pence and the lowest price paid per share was 864.50 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 6,351,375 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,405,824,467.

ENDS

Item 18

Transaction in Own Shares

RNS Number : 9415W

ARM Holdings PLC

24 August 2015

ARM Holdings plc (the 'Company')

24 August 2015

Transaction in Own Shares

The Company announces that on 24 August 2015 it purchased 300,000 of its ordinary shares through UBS Limited at a volume weighted average price of 838.8564 pence per share. The highest price paid per share was 856.50 pence and the lowest price paid per share was 812.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 6,651,375 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,405,524,467.

ENDS

Item 19

Transaction in Own Shares

RNS Number : 0727X

ARM Holdings PLC

25 August 2015

ARM Holdings plc (the 'Company')

25 August 2015

Transaction in Own Shares

The Company announces that on 25 August 2015 it purchased 250,000 of its ordinary shares through UBS Limited at a volume weighted average price of 893.4944 pence per share. The highest price paid per share was 908.50 pence and the lowest price paid per share was 873.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 6,901,375 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,405,274,467.

ENDS

Item 20

Transaction in Own Shares

RNS Number : 2151X

ARM Holdings PLC

26 August 2015

ARM Holdings plc (the 'Company')

26 August 2015

Transaction in Own Shares

The Company announces that on 26 August 2015 it purchased 250,000 of its ordinary shares through UBS Limited at a volume weighted average price of 885.7641 pence per share. The highest price paid per share was 900.0 pence and the lowest price paid per share was 871.5 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 7,151,375 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,405,024,467.

ENDS

Item 21

Transaction in Own Shares

RNS Number : 3631X

ARM Holdings PLC

27 August 2015

ARM Holdings plc (the 'Company')

27 August 2015

Transaction in Own Shares

The Company announces that on 27 August 2015 it purchased 250,000 of its ordinary shares through UBS Limited at a volume weighted average price of 915.5821 pence per share. The highest price paid per share was 919.0 pence and the lowest price paid per share was 907.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 7,401,375 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,404,774,467.

ENDS

Item 22

Transaction in Own Shares

RNS Number : 5327X

ARM Holdings PLC

28 August 2015

ARM Holdings plc (the 'Company')

28 August 2015

Transaction in Own Shares

The Company announces that on 28 August 2015 it purchased 107,128 of its ordinary shares through UBS Limited at a volume weighted average price of 921.3973 pence per share. The highest price paid per share was 924.0 pence and the lowest price paid per share was 916.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 7,508,503 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,404,667,339.

ENDS

Item 23

Total Voting Rights

RNS Number : 6472X

ARM Holdings PLC

01 September 2015

ARM Holdings PLC

1 September 2015

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's issued share capital as at 31 August 2015 consists of 1,412,175,842 ordinary shares of .05 pence each with voting rights.  ARM Holdings plc currently holds 7,508,503 ordinary shares in Treasury.

Therefore, the total number of voting rights in ARM Holdings plc is 1,404,667,339.

The above figure 1,404,667,339 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

End

Item 24

Transaction in Own Shares

RNS Number : 7688X

ARM Holdings PLC

01 September 2015

ARM Holdings plc (the 'Company')

1 September 2015

Transaction in Own Shares

The Company announces that on 1 September 2015 it purchased 250,000 of its ordinary shares through UBS Limited at a volume weighted average price of 910.2478 pence per share. The highest price paid per share was 919.50 pence and the lowest price paid per share was 901.25 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 7,758,503 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,404,417,339.

ENDS